SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                       For the Month of:    April, 2000

                         SPECTRUM SIGNAL PROCESSING INC.
                               (Registrant's Name)

               One Spectrum Court, 2700 Production Way, Suite 200
                   Burnaby, British Columbia, Canada  V5A 4X1
                    (Address of Principal Corporate Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                Form 20-F   [X]                 Form 40-F   [  ]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                    Yes   [  ]                       No   [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g30-2(b): 82------------.

                                  DSP SYSTEMS WORLDWIDE
                                               SPECTRUM
                                               --------


F  O  R   .   I  M  M  E  D  I  A  T  E   .   R  E  L  E  A  S  E
-----------------------------------------------------------------

RELEASE  DATE:    April  27,  2000
CONTACT:          Karen  Elliott,  Spectrum  -  Investor  Communications,
                  604-421-5422
                  Email:  Karen_Elliott@spectrumsignal.com

                      SPECTRUM SIGNAL PROCESSING ANNOUNCES
                              FIRST QUARTER RESULTS


BURNABY, B.C., CANADA - APRIL 27, 2000 - Spectrum Signal Processing Inc. (NASDAQ: SSPI / TSE:SSY), a leader in high performance multiprocessing computer systems, today announced its 2000 first quarter results.

Sales for the first quarter ended March 31, 2000 totaled US$ 4,161,000 compared to sales of US$ 5,638,000 for the first quarter of 1999. The decrease in sales reflects the impact the intermittent nature of Spectrum's defense related contracts can have from quarter to quarter.

"Our short-term financial results are the direct result of the inadequacy of our old business model. Our backlog going into the second quarter stands at US$ 5,900,000, which is better than the same period a year ago, however we still expect our financial results for the first six months of this year to come in somewhat lower than the same period last year. As we told shareholders earlier this year, we expect our new strategy will begin to have a positive impact on our financial results by the end of this year, and so our focus in the short term will be on the achievement of several strategic and technological milestones in each of our business units," said Pascal Spothelfer, President & CEO.

Earnings/loss before interest, taxes, depreciation and amortization ("EBITDA" or Cash Earnings), amounted to a loss of US$ 1,371,000 or US$ (0.13) per share for the first quarter of 2000, compared to earnings of US$ 418,000 or US$ 0.04 per share for the same period in 1999.

Net  loss for the three months ended March 31, 2000 totaled US$ 1,755,000 or US$
0.17 per share, compared to a net loss of US$ 156,000 or US$ 0.02 per share for the same period in 1999. The substantial increase in net loss can be attributed in large part to Spectrum's planned increase in R&D spending during the quarter and the Company's aggressive expansion into the commercial telecommunications market. R&D expense expressed as a percentage of revenue is expected to remain above 20% during 2000, as compared to an average of 14% for 1999.

"This quarter demonstrates very clearly why we are changing our strategy to focus on three specific markets. We are developing strategic relationships within our traditional businesses of signal intelligence and sensor systems and entering the telecommunications market aggressively in 2000. The results of these efforts will be market expertise, customer proximity, long term contracts, and the visibility and predictability we need to address the volatility in our quarterly results and return Spectrum to solid long term growth," said Spothelfer. "We have achieved several of our key milestones during the quarter, including a telecommunications software partnership with Virata Corporation and a technology partnership with Northrop Grumman. In addition, we have added 22 new staff members to fuel our expansion, and we look forward to sharing our progress on several more milestones during the second quarter," he added.

Spectrum Signal Processing is a world leader in multiprocessing computer systems, designing sophisticated hardware and software solutions for commercial and defense customers in three key markets - signal intelligence, sensor systems and telecommunications. Spectrum can be found on the web at http://www.spectrumsignal.com and is located at One Spectrum Court, #200 - 2700 Production Way, Burnaby, B.C., Canada. ph (604) 421-5422; fax (604) 421-1764.

This news release contains forward-looking statements related to the company's future financial performance and the achievement of milestones related to its new strategy. Forward-looking statements involve risks and uncertainties, and represent the company's judgment as of the date of this release. Actual results may differ materially from those projected. The company may or may not update these forward-looking statements in the future.



                        SPECTRUM SIGNAL PROCESSING, INC.
      CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS (DEFICIT)
   (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT PER SHARE AMOUNTS)
      PREPARED IN ACCORDANCE WITH UNITED STATES GENERALLY ACCEPTED ACCOUNTING
                                   PRINCIPLES

                                      3 months ended March 31,
                                            1999        2000
                                        ------------  --------
                                       (Unaudited)  (Unaudited)
Sales. . . . . . . . . . . . . . . . .  $     5,638   $ 4,161
Cost of sales. . . . . . . . . . . . .        2,165     1,670
--------------------------------------  ------------  --------
                                              3,473     2,491

Expenses
  Administrative . . . . . . . . . . .          926     1,256
  Sales and marketing. . . . . . . . .        1,456     1,317
  Research and development . . . . . .          832     1,493
  Amortization . . . . . . . . . . . .          359       366
                                              3,573     4,432
                                        ------------  --------

Loss from operations . . . . . . . . .         (100)   (1,941)

Other
  Interest expense and bank charges. .          (45)       (1)
  Other income . . . . . . . . . . . .           56         8
--------------------------------------  ------------  --------
                                                 11         7

Loss before income taxes . . . . . . .          (89)   (1,934)

Income tax expense (recovery). . . . .           67      (179)
--------------------------------------  ------------  --------

Net loss . . . . . . . . . . . . . . .         (156)   (1,755)
--------------------------------------  ------------  --------

Deficit, beginning of period . . . . .       (1,671)   (2,513)

Deficit, end of period . . . . . . . .  $    (1,827)  $(4,268)
======================================  ============  ========

Loss per share
  Basic. . . . . . . . . . . . . . . .  $     (0.02)  $ (0.17)
  Diluted. . . . . . . . . . . . . . .  $     (0.02)  $ (0.17)

EBITDA . . . . . . . . . . . . . . . .          418    (1,371)

EBITDA per share
  Basic. . . . . . . . . . . . . . . .  $      0.04   $ (0.13)
  Diluted. . . . . . . . . . . . . . .  $      0.04   $ (0.13)

Weighted average shares (in thousands)
  Basic. . . . . . . . . . . . . . . .       10,036    10,197
  Diluted. . . . . . . . . . . . . . .       10,036    10,197



                           SPECTRUM SIGNAL PROCESSING, INC.
                             CONSOLIDATED BALANCE SHEETS
       (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT SHARE AMOUNTS)
  PREPARED IN ACCORDANCE WITH UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES


                                                           December 31,    March 31,
ASSETS                                                         1999          2000
--------------------------------------------------------  --------------  -----------
                                                            (Audited)     (Unaudited)
Current assets
  Cash and cash equivalents. . . . . . . . . . . . . . .  $       1,422   $    1,527
  Accounts receivable. . . . . . . . . . . . . . . . . .          6,461        3,475
  Inventories. . . . . . . . . . . . . . . . . . . . . .          2,402        3,535
  Prepaid expenses . . . . . . . . . . . . . . . . . . .             69          179
--------------------------------------------------------  --------------  -----------
                                                                 10,354        8,716

Property and equipment . . . . . . . . . . . . . . . . .          2,545        2,673
Other assets . . . . . . . . . . . . . . . . . . . . . .          3,669        3,252
--------------------------------------------------------  --------------  -----------

                                                          $      16,568   $   14,641
                                                          ==============  ===========

LIABILITIES AND STOCKHOLDERS' EQUITY
--------------------------------------------------------

Current liabilities
   Accounts payable. . . . . . . . . . . . . . . . . . .  $       3,319   $    2,672
   Accrued liabilities . . . . . . . . . . . . . . . . .          1,618        1,771
   Current portion of long-term debt . . . . . . . . . .             73           72
--------------------------------------------------------  --------------  -----------
                                                                  5,010        4,515

Deferred income taxes. . . . . . . . . . . . . . . . . .             89           89

Stockholders' equity
Share capital
  Authorized: 50,000,000 common shares, no par value
  Issued:  10,484,568 (1999 - 10,395,204)
  Outstanding: 10,251,268 (1999 - 10,161,904). . . . . .         16,374       16,757
Warrants . . . . . . . . . . . . . . . . . . . . . . . .            140          140
Additional paid-in capital . . . . . . . . . . . . . . .             76           76
Treasury stock, at cost, 233,300 shares (1999 - 233,300)         (1,232)      (1,232)
Deficit. . . . . . . . . . . . . . . . . . . . . . . . .         (2,513)      (4,268)
Accumulated other comprehensive income
  Cumulative translation adjustments . . . . . . . . . .         (1,376)      (1,436)
--------------------------------------------------------  --------------  -----------
                                                                 11,469       10,037
                                                          --------------  -----------

                                                          $      16,568   $   14,641
                                                          ==============  ===========

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                              SPECTRUM  SIGNAL  PROCESSING  INC.
                              ------------------------------------
                                   (Registrant)

                                /s/Martin  C.  McConnell
                                   VP  Finance  &  Chief  Financial  Officer
        April 27,2000              and  Secretary
Date:  --------------------     By:  ----------------------------------
                                   (Signature)